

January 10, 2018

Gerald Barber
Chief Executive Officer
GlobalTech Holdings, Inc.
116 Lakewood Drive
Thomasville, GA 31792

> **Re:** **GlobalTech Holdings, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 22, 2017**
> **File No. 024-10755**

Dear Mr. Barber:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 54

1. Please update your executive compensation disclosures to include the entire fiscal year ended December 31, 2017.

Certain Relationships and Related Party Transactions, page 54

2. We note your response to prior comment 1 regarding the $2,542,500 promissory note issued to your shareholder Robert Thomas III. Your disclosure indicates that the note will be satisfied by Mr. Thomas' (or his assigns') ability to sell his GlobalTech shares for amounts above $3.9 million. Please revise to clarify how the sales or Mr. Thomas' shares of GlobalTech will result in the repayment or extinguishment of your promissory note. We note that neither the acquisition agreement nor the promissory note, filed as Exhibits 6.12 nor 6.13, respectively, provide any such provisions.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: John E. Lux, Esq.